Mail Stop 3561

March 30, 2010

VIA U.S. MAIL

James Gouin
Chief Financial Officer
Tower International, Inc.
17672 Laurel Park Drive North, Suite 400E
Livonia, MI 48152

Re: Tower International, Inc.
Registration Statement on Form S-1
Filed March 4, 2010
File No. 333-165200

Dear Mr. Gouin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please revise throughout to remove marketing language. We note by way of example disclosure on page 1 stating your "proven history of implementing sustainable operational improvements" and the reference to a "proven" management team on page 6.

Prospectus Summary, page 1

Product Offerings, page 1

3. Refer to the first paragraph where you discuss Adjusted EBITDA. Please revise
    the paragraph to present GAAP revenues and GAAP net loss as the primary
    disclosure with the non-GAAP measures presented supplementary. In this regard,
    the GAAP financial measures should be given prominence (i.e., discussed as the
    primary measures) over the non-GAAP measures. This comment is also
    applicable to the third paragraph under MD&A- Overview of the Business on
    page 45 and also to Business- Our Company on page 74, and elsewhere
    throughout the filing.

4. Please revise the carryover paragraph on page 2, and elsewhere as appropriate, to
    present losses in parenthesis.

Our Industry, page 2

5. Please file the consent of CSM with the next amendment. Alternately, confirm
    that the information is available for a nominal fee.

Platform Diversification, page 4

6. Please revise to briefly define what is considered a "small car," "large car," and
    "North American Framed Vehicle."

Competitive Cost Structure, page 4

7. It is unclear why you are able to believe you have a competitive cost structure
    since you are losing money. Please revise to explain.

Our Strategy, page 7

8. Please revise to remove the word "profitable" before revenue growth since you
    are not yet profitable.

9. In the third paragraph under this heading, please disclose that the term of the solar
    agreement is for five years and disclose the date such agreement was entered into.
    Disclose that you expect that production will commence late in 2010, and that
    revenues will begin in 2011. Disclose at what point of time in 2010 you
    anticipate spending the $30 to $35 million to construct a production facility. We
    note your disclosure under the risk factor "Our ability to recognize revenues from
    our agreement with…SES…and cash flows" on page 19, and MD&A-Overview
    of the Business on page 45.

10. We note in the fourth paragraph that you provide the amount of "expected lifetime revenues" from the solar contract. Since SES must secure significant financing to purchase your products and the absence of binding volume amounts in the contracts, tell us how this amount can be "expected" or revise.

11. We note your disclosure that you "intend to analyze and pursue acquisition" and joint venture opportunities. Please indicate whether you have any current plans, proposals, or understandings in this regard.

Ownership, page 8

12. Please delete the last two sentences of the first paragraph and the last ten words of the second sentence of the first paragraph. The summary should be about Tower, not its controlling shareholder.

13. Disclose in the second paragraph, if true, that the restricted stock units to be granted concurrently with the closing of the IPO will be valued using the mid-point price range of the IPO. We note your implied reference in the second paragraph on page 104 under Long-Term Incentive Compensation Awards.

Summary Consolidated Financial Data, page 10

14. See the Balance Sheet Data in the table on page 11. Please remove the line item 'Net debt (3)' and place it under the heading "Other Financial Data," and include a line item for 'Total debt' under the heading Balance Sheet Data. Notwithstanding your disclosure as to its computation in note 3 to the table, 'net debt' is a non-GAAP measure.

15. We note that the CODM measures the operating performance of your individual segments on the basis of Adjusted EBITDA. However, the adjusted EBITDA margin is based upon Adjusted EBITDA for the company as a whole, rather than as a measure of individual segment profitability. If you elect to present such a measure on a non-GAAP basis, we would expect to see the comparable measure, computed in accordance with GAAP, presented prominently above under Statement of Operations Data.

16. Please expand note (6) to discuss how you use the measure of Adjusted EBITDA margin and the intent of its inclusion for investors as compared with that of operating income (loss) margin as determined under GAAP.

Risk Factors, page 14

The recent deterioration in the global economy, page 14

17. Please revise this risk factor to quantify the impact the downturn in the automotive markets has had on your business.

Special Note Regarding Forward-Looking Statements, page 36

18. Please revise the third sentence of the second paragraph to remove the implication that you are not responsible for third-party information contained in your document.

Use of Proceeds, page 37

19. If any of the debt to be retired is held by control persons, please list it separately.

20. Please list the special incentive compensation amounts discussed on page 104 here.

Capitalization, page 39

21. Clarify in the second bullet of the first paragraph whether the 'as adjusted basis' column will reflect use of the net proceeds to repay existing debt.

Dilution, page 41

22. Please provide us with your calculation of net tangible book value (deficit) at December 31, 2009 of $(231.2) million and the related per share of common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

23. Please revise the second sentence of the introductory paragraph to clarify that all material risks have been discussed in your risk factor section.

Overview of the Business, page 45

24. Please revise to explain how revenues from your agreement with SES will "ramp up."

Product pricing, page 47

25. Please expand this bullet to include a discussion of known trends, if any, in price reductions (or price increases) and state whether price reduction pressures have materially affected your operating results.

Basis of Presentation: Our Segments, page 51

26. Please provide a cross-reference to Note 16 to the audited financial statements, where we note you have identified four operating segments, and have aggregated them into two reportable segments.

Results of Operations – Year Ended December 31, 2009, page 52

27. We note that, despite the significant decline in revenues, the accounts receivable balance has almost doubled as of December 31, 2009. Please explain to us the individually significant factors that resulted in this development. Please address this matter in MD&A as well, either here or in your discussion of liquidity, as appropriate.

28. We note that you have appropriately elected to provide a detailed discussion of segment information pursuant to Section 501.06 (a) of the Financial Reporting Codification because you consider it important to an understanding of the business. We also note that you measure and discuss segment profitability using Adjusted EBITDA. However, as Item 303 (a) (3) of Regulation S-K also requires you to address events and transactions that have had, or that may reasonably be expected to have a material impact upon "reported income from continuing operations" and/or upon individual revenue and expense line items reported in accordance with GAAP in your historical financial statements, please expand your MD&A discussion to begin with a discussion of the company as a whole. You might consider prefacing the discussion with a table of revenues and significant GAAP based profitability measures from your historical financial statements such as gross profit, operating income (loss), income (loss) from continuing operations and/or net income (loss). In any event, if you elect to also include a discussion of Adjusted EBITDA for the company as a whole in this section, please include it at the end of the discussion in a separately labeled section for non-GAAP financial measures. Your current MD&A presentation does not give greater or even equal prominence to comparable financial measures calculated and presented in accordance with GAAP. In this regard, we particularly note your reference to "Operating Income (Loss)" on page 54, in which you attribute the decline primarily to "the factors discussed above that impacted Adjusted EBITDA during the period . . ." Please expand your narrative disclosure accordingly. We may have further comments upon review of your revised discussion.

Restructuring, page 60

29. Please expand to discuss the amount of restructuring income recorded during the respective periods and describe the nature of such recovery. Also consider expanding the disclosure to include a table that reconciles the individual components (e.g., employee termination costs, asset impairments, other exit costs, etc.) of the restructuring charges to the consolidated amount shown in the statements of operations for each period presented. We note the disclosure in Note 6 to the financial statements of the restructuring income and the table of total restructuring charges, net, by segment.

Quarterly Results, page 61

30. If you are electing to provide Supplementary Financial Information, please revise your presentation to more fully comply with the requirements of Item 302 of Regulation S-K. For example, please include within your presentation each of the line items specified in Item 302 (a), as applicable. In addition, to facilitate the readers' understanding, directly below this presentation please provide footnotes that set forth the information requested by Item 302 (a) (1) with regard to unusual or infrequent items and significant adjustments recorded during each quarter. The format of your current presentation appears to reduce quarterly net income (loss) on a GAAP basis to a subtotal in a presentation of Adjusted EBITDA and Adjusted EBITDA Margin on a quarterly basis. Please revise to clearly and separately present the GAAP based financial information.

Liquidity and Capital Resources, page 62

31. Please expand your disclosure to address the reasons for, and the implications of, your working capital deficit as of each balance sheet date.

Sources and Uses of Liquidity, page 63

32. Please reconcile the disclosure in the first paragraph that you have unutilized borrowing availability of $75.5 million under your United States credit facilities with the disclosure under "Debt" on page 64 that you have $100.3 million of borrowing availability under the ABL revolver. Also, based on the disclosures at pages 64 and 127, please tell us how you arrived at the $12.8 million of unused borrowings under your foreign credit facilities.

Debt, page 64

33. Please expand the discussion of your U.S. asset-based revolving credit facility to disclose that the aggregate amount of this facility is $150 million, in addition to providing for the issuance of letters of credit in the aggregate amount not to

exceed $75 million. Reference is made to the disclosure on page 124 in the second paragraph under Description of Certain Indebtedness.

34. Refer to the first lien term loan discussion. Please expand to explain why the European amount outstanding of $266.7 million at December 31, 2009 exceeds the borrowing tranche of $260 million. Also, notwithstanding the disclosure under Off-Balance Sheet Obligations on page 65, please expand this section to disclose that as part of the first lien term loan agreement, you have a letter of credit facility of $27.5 million of which $27.3 million was outstanding or drawn against at December 31, 2009. Reference is made to the disclosure on page 126 under Letter of Credit Facility.

Organic Automotive Growth, page 79

35. Please revise to discuss in greater detail how you intend to "strive to increase [your] share of business . . . ."

Compensation-Setting Process, page 97

36. Please revise to disclose your independent compensation consultant.

37. Please reconcile your statement in the penultimate paragraph on page 100 that attaining the target performance level "would be extremely difficult in the distressed economic environment of 2009" with your statements on page 99 which appear to indicate that you excluded economic factors (i.e. volume, mix, and foreign exchange) from your calculation of Adjusted EBIDTA.

38. Please revise to describe what you would consider "a successful year."

Summary Compensation Table, page 106

39. Please reconcile the amounts under "All Other Compensation" for NEOs Malcolm, Gouin, and Rajkovic with the perquisites disclosure on page 105.

Description of Certain Indebtedness

Other Indebtedness, page 127

40. See the South Korea debt. Please clarify in the first paragraph that the $114 million of debt is as of December 31, 2009 and that the discussion paragraphs that follow represent certain fiscal year 2009 loan activity for South Korea. Also, as the South Korea debt is a substantial percentage of your foreign subsidiary indebtedness, please consider including a table in Note 8 to the financial statements that discloses and reconciles the major components of this total debt.

Financial Statements

Tower Automotive, LLC, page F-2

Note 2. Basis of Presentation and Organizational History, page F-8

41. Please expand here or in Note 3 to disclose the date that Tower Automotive, LLC, the successor company, was formed, including its initial capitalization structure. That is, disclose the ownership structure of Tower Automotive, LLC at its formation and/or in connection with its acquisition of Tower Automotive, Inc. on July 31, 2007. It appears you issued both common stock units and redeemable preferred units in connection with the formation of the successor and/or acquisition of the predecessor. Please describe here, and as appropriate, provide a cross-reference to Notes 12 and 13. We also note your disclosure under Recent Sales of Unregistered Securities on page II-2 regarding the issuance of Units.

Note 4. Significant Accounting Policies

Note i. Goodwill and Other Intangible Assets, page F-15

42. We note that substantially all of the goodwill and intangible assets were assigned to the reporting units of Europe and South America. Please explain to us, supplementally and in detail, the methodology used to assign goodwill to each of these specific reporting units. That is, tell us how and why you expect to benefit to a greater degree in these regions, if this is the case. Explain whether and how the economic characteristics of the reporting units of Asia and North America differed from those of Europe and South America at the time of the allocation. Address the assignment of the intangible assets as well.

43. We assume that neither reporting unit was at risk of failing step one of the impairment test. If our assumption is not correct and if either reporting unit had a fair value that is not substantially in excess of carrying value, please identify the reporting unit and tell us the percentage by which fair value exceeded carrying value at December 31, 2009.

Note 16. Segment Information, page F-42

44. We note that you have aggregated your four operating segments into two segments for reporting purposes because you believe that they meet the aggregation criteria set forth in FASB ASC 280-10-50-11. Please provide us with detailed support for your decision to aggregate these segments, including objectively verifiable support for your conclusion that the segments have similar economic characteristics as addressed in FASB ASC paragraphs 280-10-55-7A through 55-7C. Based upon the information provided in the filing, it appears that the reader might be better able to understand your performance and assess your

prospects for future cash flows if Brazil and the US were not combined. It also appears that Asia and Europe may differ in their economic characteristics. Please address our concerns supplementally and in detail.

45. To assist us in understanding the separate financial information that is routinely evaluated by management to make operating decisions and assess performance, please provide us with a copy of the reporting package that is reviewed by your CODM. If operating results are provided to the Board of Directors in a different format, please provide us with a copy of that presentation as well.

Age of Financial Statements

46. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

47. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. Please clarify in the first paragraph of Exhibit 23.1 as to the consolidated financial statement period that your report dated March 3, 2010 refers. Also, please clarify in the first paragraph of Exhibit 23.2 as to whether Tower Automotive LLC will be converted to a corporation name Tower International, Inc. rather than Tower Automotive Corporation.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb

cc: Via facsimile (973) 597-2553
       Michael J. Reinhardt, Esq.
       Lowenstein Sandler PC